Exhibit 23.3

CONSENT OF JOHN M. MAREK, P.E.

I assisted with the preparation of “Technical Report Thompson Creek Molybdenum Mine” dated February 9, 2011 and “Technical Report Endako Molybdenum Mine” dated February 14, 2011 (the “Reports”) for Thompson Creek Metals Company Inc. (the “Company”), portions of which are summarized (the “Summary Material”) in this Annual Report on Form 10-K for the year ended December 31, 2010 to be filed with the United States Securities and Exchange Commission (the “Form 10-K”).

I hereby consent to the inclusion or incorporation by reference by the Company in the Form 10-K, and the Registration Statements on Form S-8 (Nos. 333-169681 and 333-153219) and Form S-3 (No. 333-170232), of the Summary Material concerning the Reports.  I concur with the discussions and summaries of the Reports as they appear in the Form 10-K and consent to my being named as an expert therein and in such Registration Statements.

By:	/s/ John M. Marek
John M. Marek, P.E.

Dated:  February 24, 2011